

May 28, 2013

Via E-mail
Mr. Thomas C. Elliott
Chief Financial Officer
Resource America, Inc.
Navy Yard Corporate Center
One Crescent Drive, Suite 203
Philadelphia, PA 19112

  Re: Resource America, Inc.
    Form 10-K for the year ended September 30, 2012
    Filed December 14, 2012
    File No. 000-04408

Dear Mr. Elliott:

  We have read your supplemental response letter dated April 4, 2013, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Note 9 - Variable Interest Entities, page 68

1. We note in your response to comment 1 in your letter dated March 8, 2013 that you concluded that the incentive management fee (IMF) is considered to be a variable interest because it fails the first test under ASC 810-10-55-37. Please tell us how you determined it was appropriate to evaluate the IMF individually rather than the management agreement and related transactions as a whole. In addition, please provide us a detailed analysis as of the date of adoption of SFAS No. 167 and at any subsequent reconsideration event that further clarifies how you determined that the IMF did not meet the first criterion under paragraph 55-37 and a detailed analysis of the other criteria in paragraph 55-37. In your response, please tell us whether you considered the IMF to be an off-market fee, and if so, how you came to that conclusion.

2.   Please describe for us in detail all of the contractual arrangements, including all fee and reimbursement arrangements, that you and your related parties have with RSO and its affiliates, and quantify the fees and reimbursements received by type and by entity (e.g., RSO or an underlying entity) for the past three fiscal years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Isaac Esquivel, Staff Accountant at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant